UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                     (Amendment No. # )

US Search.Com Inc.
(Name of Issuer)

Common Shares, $.001 par value
(Title of Class of Securities)

903381101]
(CUSIP Number)

Pequot Capital Management, Inc., 500 Nyala Farm Road
Westport, CT  06880  Attn: David J. Malat 203/429-2200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 7, 2000
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Check the following box if a fee is being paid with this statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 903381101


             SCHEDULE 13D
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1.     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Pequot Capital Management, Inc.
       06-1524885
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2.     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*

                                                     (a)
                                                     (b)
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3.     SEC USE ONLY

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4.     SOURCE OF FUNDS*

       00
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)
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6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       CONNECTICUT
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                   7.  SOLE VOTING POWER
                       10,276,172
                   ------------------------------------------------------------
NUMBER OF SHARES
BENEFICIALLY       8.  SHARED VOTING POWER
OWNED BY EACH          0
REPORTING          ------------------------------------------------------------
PERSON WITH        9.  SOLE DISPOSITIVE POWER
                       10,276,172
                    -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,276,172
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     34.9%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

This Statement relates to the Common Stock, $.001 par value (the "Shares"), of US Search.Com Inc. (the "Company"), a Delaware corporation. The Company's Principal executive office is located at 5401 Beethoven Street, Los Angeles, California 90066.

Item 2.  Identity and Background

This statement is being filed on behalf of Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"). The principal business of the Reporting Person, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser to certain managed accounts. The executive officers of the Reporting Person are Messrs. Arthur
J. Samberg, Daniel C. Benton and Kevin E. O'Brien, the directors of the Reporting Person are Messrs. Samberg, Benton and O'Brien, and the controlling shareholders are Messrs. Samberg and Benton (collectively, the "Executive Officers, Directors and Controlling Persons"). The business address of the Reporting Person and the Executive Officers, Directors and Controlling Persons is 500 Nyala Farm Road, Westport, CT 06880.

Neither of the Reporting Person nor the Executive Officers, Directors and Controlling Persons have, during the last five years, been convicted in criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither of the Reporting Person nor the Executive Officers, Directors and Controlling Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Each of the Executive Officers, Directors and the Controlling Persons are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

As of the date hereof, under Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person is deemed to be the beneficial owner of 10,276,172 of the Company's Shares ("Shares") in the accounts for which the Reporting Person exercises investment discretion (the "Accounts"). On September 7, 2000, the Accounts purchased 100,000 shares of the Company's Series A Preferred Stock ("Series A Preferred") at a purchase price of $100 per share and a warrant for 75,000 Series A Preferred (the "Warrant") in a private placement for a total purchase price of $10,000,000. The Series A Preferred are convertible into 5,872,098 Shares and the Warrant is convertible into 4,404,074 Shares.

The funds for the purchase of the Shares held by the Accounts were obtained from the contributions of their various partners/shareholders. Such funds may also include the proceeds of margin loans entered into in the ordinary course of business with Morgan Stanley Dean Witter & Co.

Item 4.  Purpose of Transaction

The holding of the Shares described herein is conducted in the ordinary course of the Reporting Person's investment activities. The Reporting Person reserves the right to purchase additional Shares or dispose of the Shares in the open market or in privately negotiated transactions or in any other lawful manner in the future. An employee of the Reporting Person currently serves on the Board of Directors of the Company. The Reporting Person reserves the right to take whatever further action with respect to the Accounts' holdings in the Company as the Reporting Person deems to be in the best interest of such Accounts.

Item 5.  Interest in Securities of the Issuer

As of the date hereof, the Reporting Person beneficially owns in the aggregate 10,276,172 Shares. These Shares represent approximately 34.9% of the 29,433,017 Shares that the Reporting Person believes to be outstanding if the Warrant and the Series A Preferred were converted into Shares. In addition, two employees of the Reporting Person were elected to serve on the Board of Directors of the Company. The Reporting Power has the sole power to vote, direct the vote, dispose and direct the disposition of all of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Securities Acquisition

On September 7, 2000, the Reporting Person entered into a Purchase Agreement (the "Purchase Agreement") with the Company pursuant to which the Reporting Person purchased 100,000 shares of Series A Preferred and a Warrant for up to 75,000 shares of Series A Preferred, exercisable immediately. Each such Series A Preferred is convertible into approximately 59 Shares. The Reporting Person has agreed to purchase a further 100,000 shares of Series A Preferred subject to certain business and other closing conditions being met by the Company within twelve months from the date of the Purchase Agreement. As a result of its current beneficial ownership of the 175,000 shares of Series A Preferred, the Reporting Person is the beneficial owner of 34.9% of the voting securities of the Company on a fully diluted basis.

The Reporting Person has also entered into an executory Stock Purchase Agreement, dated as of September 7, 2000 (the "Stock Purchase Agreement"), with The Kushner-Locke Company ("Kushner Locke"). Pursuant to this Stock Purchase
Agreement the Reporting Person will purchase 3,500,000 Shares.   The purchase
will close on receipt of pre-merger notification clearance under the Hart Scott Rodino Act of 1976. On such closing, the Reporting Person will beneficially own 46.8% of the voting securities of the Company on a fully diluted basis. In connection with the Stock Purchase Agreement, and subject to a Right of First Refusal Agreement, dated as of September 7, 2000, between the Reporting Person And Kushner Locke, the Reporting Person obtained the right of first refusal with respect to future sales of certain additional Shares currently owned by Kushner-Locke.

Assuming that all the above purchases by the Reporting Person occur, but excluding any rights of first refusal, any pre-emptive rights, the effect of dividends and the issuance of further stock by the Company, the Reporting Person may beneficially own 275,000 shares of Series A Preferred and 3,500,000 Shares, or up to 55.7% of the voting securities of the Company on a fully diluted basis.

Directors and Voting Rights

Under the Amended Certificate of Designations of the Company pursuant to which the Series A Preferred was authorized, filed September 5, 2000, seven directors shall constitute the Board of Directors of the Company (the "Board"). Of this number, the Reporting Person has the right to designate two directors to the Board, and in certain material events of non-compliance by the Company, the Reporting Person has the right to elect a sufficient number of additional directors to constitute a majority of the Board. This right shall terminate at such time as the event of non compliance has been cured as determined by a majority of the Board, including the approval of all directors designated by the Reporting Person. In addition, the Reporting Person has certain preemptive rights on future equity issuances, subject to certain exceptions.

Pursuant to a Stockholders Agreement, dated as of September 7, 2000, between the Company, the Reporting Person and Kushner Locke, the Reporting Person and Kushner Locke have agreed that of the seven members of the Board and subject to certain conditions, two directors shall be nominated by the Reporting Person, one director shall be nominated by Kushner Locke, one director be the Chief Executive Officer of the Company and three directors shall be independent and nominated by mutual consent of the Reporting Person and any other directors who are not appointed by Kushner Locke. The Reporting Person and Kushner Locke have further agreed to vote their securities to carry out the foregoing arrangements.

Registration Rights

Pursuant to an Investors' Rights Agreement, dated as of September 7, 2000, between the Reporting Person and the Company, the Reporting Person was granted certain registration rights with respect the Series A Preferred Stock and Shares beneficially owned by the Reporting Person. From September 7, 2001, the Reporting Person is entitled to two demand registration rights on a Form S-1, provided that the shares to be registered have an aggregate offering price to the public in excess of $5 million; and unlimited number of demand registration rights on a Form S-3, provided that the shares to be registered have an aggregate offering price to the public of not less than $2 million. These rights are subject to the Company's right to defer the timing of a demand registration, and an underwriters' right to cut back shares in an underwritten offering. In addition to these demand rights, the Reporting Person has unlimited piggyback registration rights, subject to an underwriters' right to cut back shares in an underwritten offering.

Other than the agreements set forth above, there are no arrangements, contracts, understandings, or relationships between the Reporting Person or, to the best of its knowledge, any executive officer or director of the Reporting Person, and any other person with respect to any securities of the Company, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits

Please see the attached Exhibits 1, 2, 3, 4, 5 and 6.


After a reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

September 14, 2000

Pequot Capital Management, Inc.

By:/s/ David J. Malat
   David J. Malat, Chief Accounting Officer